UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

         Certificate is filed by The Houston Exploration Company (the "Company"), a subsidiary of KeySpan Corporation, which is a registered holding company.

         This certificate is notice that the above named Company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.       Type of the security or securities.

         Promissory notes (the "Revolving Credit Notes" or "RCN") for revolving credit loans made pursuant to the Credit Agreement dated as of July 15, 2002, among the Company, Wachovia Bank, National Association, as Administrative Agent, The Bank of Nova Scotia, as Syndication Agent, BNP Paribas, as Documentation Agent, and the lenders party thereto (the "Credit Agreement"). The Company may also incur reimbursement obligations with respect to amounts drawn under letters of credit ("LC") issued pursuant to the Credit Agreement.

2.       Issue, renewal or guaranty.

         RCN:     Issue

         LC:      Issue

3.       Principal amount of each security.

         RCN:     Up to $300,000,000

         LC:      Up to $25,000,000

4.       Rate of interest per annum of each security.

         RCN: The Revolving Credit Notes bear interest, at the election of the Company, at either (i) the sum of (A) the quotient of (x) LIBOR divided by (y) one minus the applicable reserve requirement plus (B) a variable margin of 1.25% to 2.00%, depending on amounts outstanding under the Credit Agreement, or (ii) the sum of (A) the greater of (x) the Federal Funds Rate plus 0.5% or (y) the Administrative Agent's prime rate plus (B) a variable margin of 0% to .50%, depending on amounts outstanding under the Credit Agreement.

         LC: A fronting fee, payable to the issuing bank, of .125% per annum on the average daily amount of the all outstanding letters of credit and a participation fee, payable to all lenders under the Credit Agreement, equal to the margin applicable to Revolving Credit Loans whose interest rate is based on LIBOR.

5.       Date of issue, renewal or guaranty of each security.

         RCN:     July 18, 2002

         LC:      July 18, 2002

6.       If renewal of security, give date of original issue.

         Not applicable.

7.       Date of maturity of each security.

         RCN:     July 15, 2005

         LC:      July 15, 2005

8. Name of the person to whom each security was issued, renewed or guaranteed.

         RCN: The Revolving Credit Notes were issued to the following persons:

         Lender                                                  Commitment
         ------                                                  ----------

Wachovia Bank, National Association                              $33,000,000
BNP Paribas                                                      $30,000,000
Fleet National Bank                                              $30,000,000
The Bank of Nova Scotia                                          $30,000,000
Comerica Bank - Texas                                            $22,500,000
Fortis Capital Corp.                                             $22,500,000
Union Bank of California, N.A.                                   $22,500,000
The Bank of New York                                             $19,000,000
Washington Mutual Bank, NA                                       $19,000,000
Wells Fargo Bank Texas, N.A.                                     $19,000,000
Natexis Banques Populaires                                       $17,500,000
Hibernia National Bank                                           $12,500,000
Compass Bank                                                     $12,500,000
Southwest Bank of Texas, N.A.                                    $10,000,000
                                                                 -----------

Total                                                           $300,000,000
                                                                ============


         LC: The reimbursement obligation arising under any letter of credit will be owed to the financial institution issuing the letter of credit. Wachovia Bank, National Association will be the initial issuing bank.

9.       Collateral given with each security, if any.

         RCN:     None

         LC: None, although the Company has agreed to deposit cash collateral to secure obligations arising with respect to letters of credit under circumstances described in the Credit Agreement.

10.      Consideration received for each security.

         RCN: The Company has the right to borrow, repay and reborrow up to $300,000,000 of revolving credit loans until maturity.

          LC: The Company has the right to require the issuance of up to $25,000,000 of letters of credit.

11.      Application of proceeds of each security.

         RCN: The proceeds of the loans will be used by the Company to finance its existing business. Specifically, the proceeds will be used (i) to pay in full the indebtedness of the Company under an existing credit agreement, (ii) to provide working capital for the Company and its subsidiaries and (iii) for general corporate purposes, including acquisitions of additional oil and gas properties and related items used or useful in connection with the Company's existing business.

          LC: The letters of credit will be used to secure the obligations of the Company in connection with its existing business.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b).
b. the provisions contained in the fourth sentence of Section 6(b).
c. the provisions contained in any rule of the Commission other than Rule 48.(X)

13. If the security or securities are exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

         Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

         Not applicable

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

         RCN:     Rule 52(b)

         LC:      Rule 52(b)



                                    THE HOUSTON EXPLORATION COMPANY


                                    By:    /s/ JAMES F. WESTMORELAND
                                           ---------------------------
                                    Name:  James F. Westmoreland
                                    Title: Vice President, Chief Accounting
                                           Officer and Secretary




DATE:  July 24, 2002